Exhibit 16.1

November 2, 2007

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for AbitibiBowater Inc. and, under the date of May 7, 2007, we reported on the consolidated balance sheet of AbitibiBowater Inc. and subsidiaries (the Company) as of March 31, 2007. On October 29, 2007, we were dismissed. We have read AbitibiBowater, Inc.’s statements included under Item 4.01 of its Form 8-K dated October 29, 2007, and we agree with such statements, except we are not in a position to agree or disagree with the Company’s statements in the first, second, third, and sixth paragraphs, except to confirm that KPMG served as independent registered public accountants for the Company and Bowater Incorporated through October 29, 2007.

Very truly yours,

/s/ KPMG LLP

KPMG LLP

Greenville, South Carolina